EXHIBIT 10.12

COULTER LIMITED PARTICIPATION AGREEMENT

This Coulter Limited Participation Agreement ("Agreement") is made and entered into as of January 10th, 2012, by and between La Sal Energy, LLC, a Texas limited liability company ("La Sal"), and Torchlight Energy Resources, Inc., a Nevada corporation ("Torchlight"). La Sal and Torchlight are hereinafter referred to collectively as "Parties" and individually as a "Party".

WHEREAS, La Sal is the owner of (i) a One Hundred Percent (100%) Working Interest and a Seventy-Five Percent (75%) Net Revenue Interest (the "La Sal Interest") in and to those certain Oil, Gas and Mineral Leases attached as "Exhibit A" hereto (collectively, the "Lease") upon which the following well exists: John Coulter #1-R drilled to 11,406 TD (the "Well"); and

WHEREAS, the Parties desire to set forth the terms and conditions pursuant to which Torchlight can acquire an interest in the Well;

Now THEREFORE, in consideration of the mutual benefits and obligations hereunder, the Parties agree as follows:

1.             Definitions :

1.1           "Closing" means the later of the date on which La Sal and Torchlight sign this Agreement or Torchlight initiates a wire transfer to La Sal's account in the amount of the Purchase Price defined in Paragraph 2.1 below, which transfer shall initiate no later than 2 days after signature of this Agreement.

1.2           "Production" means completion of operations on the Well resulting in first gas sold following Closing.

2.             Closing Obligations; Torchlight Options:

2.1           At Closing, Torchlight will pay La Sal $350,000.00 (the "Purchase Price") by cashier's check.

2.2           In exchange for the Purchase Price, La Sal will assign and convey to Torchlight a Thirty-Four Percent (34%) Working Interest and a Thirty-Four Percent (34%) Net Revenue Interest in the La Sal Interest in the Well pursuant to an Assignment of Oil and Gas Interests and Bill of Sale ("Assignment") substantially in the form attached hereto as "Exhibit B".

2.3          Torchlight Option No. 1. At Closing and thereafter, Torchlight may pay up to an additional $75,000 in 3 tranches ("Option") in exchange for La Sal's assignment and conveyance to Torchlight of up to an additional Six Percent (6%) interest in the La Sal Interest in the Wells pursuant to an Assignment(s): (i) $15,000 paid at Closing as a deposit towards acquisition of an additional Two Percent (2%) interest ("Option 1"); (ii) $25,000 paid within 45 days after Closing for an additional Two Percent (2%) interest ("Option 2"); and (iii) $35,000 paid within 75 days after Closing for a final additional Two Percent (2%) interest and to complete acquisition of the initial additional Two Percent (2%) interest ("Option 3"). If any Option payment deadline is missed, Torchlight may not exercise its Option with respect to any remaining 2% tranches. If Torchlight declines to exercise Option 2 or Option 3, then Torchlight shall either pay to La Sal within three (3) days thereafter the remaining $10,000 to complete Option 1, or La Sal shall return to Torchlight the $15,000 deposit to Torchlight. Torchlight shall not acquire any additional Two Percent (2%) interests until a tranche is paid for in full. For example, until the entire $25,000 is paid by Torchlight for Option 1, La Sal shall remain the owner of the Two Percent interest associated with Option1 and shall be entitled to all benefits and revenue therefrom. The first revenue paid with respect to any Two Percent (2%) interest after acquisition by Torchlight shall be apportioned pro rata between the Parties based on the length of ownership during that revenue period. Any amount of the $75,000 that Torchlight may pay to La Sal is for La Sal's sole benefit and is not for use in the Wells' operations unless La Sal in its sole discretion so decides.

2.4          Torchlight Option No. 2. Torchlight also may purchase up to an additional Five Percent (5%) interest in the La Sal Interest in the Wells pursuant to an Assignment(s) in full percentage points at $10,000 per point, the total number of full percentage points times $10,000 per point totaling the "Purchase Price". Torchlight must exercise this option to purchase within 30 days from the first date of Production by notifying La Sal in writing of the number of points, if any, Torchlight will acquire and by paying La Sal (i) fifty percent of the Purchase Price within thirty (30) days and (ii) the remaining fifty percent of the Purchase Price within 60 days from election.

La Sal has right to keep the points, or sell the points in full or part to a third party, if Torchlight has not made its election in writing to La Sal within the 30 days and paid as described above. La Sal will assign and convey percentage points purchased by Torchlight pursuant to an Assignment pro rata in accordance with each fifty percent payment. Until receipt of payment, however, La Sal shall remain the owner of the additional full percentage points and shall be entitled to all benefits and revenue therefrom.

2.5           The rights granted by La Sal to Torchlight pursuant to the terms hereof are without warranty, either express or implied. Upon request, La Sal will furnish to Torchlight, at Torchlight's cost, such abstracts or evidence of title as it has in its files, but there shall be no obligation on the part of La Sal to purchase new or supplemental abstracts or to do any curative work in connection with title to the Well or the Lease. Any Assignment shall be subject to the reservations, obligations to reassign, depth limitations and other terms and provisions set forth in this Agreement. Torchlight acknowledges that it has completed and is satisfied with its due diligence review of the Well and has no reservations with respect to the same and that due diligence is not a condition precedent to the Closing.

3.          Performance Obligations:

3.1           Operator Position. Evergreen Energy, Inc. is the current Operator. La Sal will at all times have sole authority to appoint the Operator under the Joint Operating Agreement (" JOA" ), and all JOAs will include a provision to this effect.

3.2           Drilling and Costs. Upon Closing, the Parties will cause the Operator to frac the John Coulter #1-R well. The Parties anticipate that the initial Purchase Price will fund the fracing, but if there is a shortfall, the Parties shall pay for additional costs out of pocket in accordance with their actual percentage interests in the Well.

4.          Additional Deliveries at Closing.

4.1           Each Party shall deliver at Closing certified resolutions of its Board of Directors approving this Agreement.

4.2           All of the Parties shall execute, acknowledge, and deliver or cause to be executed, acknowledged and delivered such instruments and take such other actions as may be necessary or advisable to carry out their obligations under this Agreement and under any document, certificate, or other instrument delivered pursuant hereto.

5.          Revenue and Expense Sharing.

5.1           Upon Production, the net revenue split shall be 80% to Torchlight and 20% to La Sal until net revenue is an accumulated $437,500.

5.2           While net revenue split is 80%/20%, expenses above the $350,000 initiall paid in shall be split according to actual percentage interests in the Well.

5.3          After net revenue is an accumulated $437,500, net revenue shall be split according to the actual percentage interests in the Well.

6.            Remedies on Default.

6.1          If Closing does not occur on or before January 16, 2012, then this Agreement shall be null and void and neither Party shall be liable to the other for failure to close.

7.            Additional Terms.

7.1          Confidential Information: The Parties agree that all geophysical, geological, engineering, technical, and production tests or other data obtained from the Well shall be the property of the Parties to this Agreement and shall be maintained as confidential information for a period of two (2) years from the termination of this Agreement, unless all parties agree in writing to a lesser period of time. However, any Party may disclose without the consent of the other Party to this Agreement such confidential information (a) to an outside party with which it is engaged in a bona fide negotiation to contract for an oil and/or gas sale contract; (b) to a governmental agency when required by such agency; (c) to reputable financial institutions or similar entities in connection with a bona fide financial transaction; (d) to accredited engineering firms for the purpose of evaluation on a confidential basis; (e) to a parent, subsidiary, and affiliated companies of a Party; and (f) to reputable and financially responsible third parties with whom a Party is engaged in a bona fide effort to (1) sell all or a portion of the property subject to this Agreement, (2) effect a merger or consolidation or other transaction in which such third party proposes to acquire all or a controlling share of the stock in a Party hereto, or (3) purchased all or substantially all of the assets of a Party hereto or affiliated of a Party hereto, provided that any third party permitted access to confidential data shall agree in writing not to communicate such information to anyone and shall further agree to make no use of such information adverse to the Parties hereto within the area covered by such information during the period of time that such information remains confidential hereunder.

7.2          Publicity: Neither Party shall distribute any information or photographs concerning the Lease, the Well, the rights and obligations under this Agreement or the JOA to the press or other media without the approval of the other Party, which shall not be unreasonably withheld.

7.3           Assignment: Torchlight shall not assign its interest in the Well to a third party without first offering said interest to La Sal with the same terms and conditions as the assigning Party's bona fide written offer to or from such third party, and subject in all cases to the prior written consent of the other Party, which consent shall not be unreasonably withheld, and any such assignment shall only be made in compliance with the terms of the JOA and any consent requirements of the Lease, and shall further expressly provide that the terms and conditions of this Agreement and the JOA shall extend to and be binding upon the assigning Party's successors, legal representatives and assigns. Such right of first offering and consent to assignment shall not be required on any assignment such as a mortgage or volumetric production payment or similar arrangement given to secure an indebtedness of the assigning Party.

8.          Representations and Warranties.

8.1           Torchlight represents and warrants to La Sal as follows:

a.           Torchlight is validly existing and, as applicable, in good standing under the laws of the jurisdiction of its incorporation. Torchlight has the power and authority to carry on its business as now conducted and to enter into and to carry out the terms of this Agreement.

b.           Torchlight is duly qualified or licensed to conduct business as a corporation, as applicable, in the jurisdiction in which the Well are located.

c.           The execution and delivery of this Agreement by Torchlight and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action.

d.           Torchlight is not a party to, or in any way obligated under, nor does Torchlight have any knowledge of, any contact or outstanding claim for the payment of any broker's or finder's fee which Torchlight is obligated to pay in connection with the origin, negotiation, execution, or performance of this Agreement.

e.           No authorization, consent or approval of any third party is required to be obtained by Torchlight for the execution and delivery of this Agreement or the consummation by Torchlight of the transaction contemplated hereunder, and except for such authorizations, consents, approval or filings which, if not obtained or made (as applicable) would not, individually or in the aggregate, have a material adverse effect.

f.           There are no claims, disputes or litigation pending or, to the Torchlight's knowledge, threatened, in which Torchlight is or may be a party affecting the execution and delivery of this Agreement by Torchlight or the consummation of the transactions contemplated hereby by Torchlight. There are no bankruptcy, reorganization or arrangements pending, being contemplated by or, to Torchlight's knowledge, threatened against Torchlight.

8.2          La Sal represents and warrants to Torchlight as follows:

a.          La Sal is validly existing and, as applicable, in good standing under the laws of the jurisdiction of its formation. La Sal has the power and authority to carry on its business as now conducted and to enter into and to carry out the terms of this Agreement.

b.          La Sal is duly qualified or licensed to conduct business as a corporation, as applicable, in the jurisdiction in which the Well are located.

c.          The execution and delivery of this Agreement by La Sal and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action.

d.          No authorization, consent or approval of any third party is required to be obtained by Torchlight for the execution and delivery of this Agreement or the consummation by Torchlight of the transaction contemplated hereunder, and except for such authorizations, consents, approval or filings which, if not obtained or made (as applicable) would not, individually or in the aggregate, have a material adverse effect.

e.          There are no claims, disputes or litigation pending or, to La Sal's knowledge, threatened, in which La Sal is or may be a party affecting the execution and delivery of this Agreement by La Sal or the consummation of the transactions contemplated hereby by La Sal. There are no bankruptcy, reorganization or arrangements pending, being contemplated by or, to La Sal's knowledge, threatened against La Sal.

f.          To La Sal's knowledge, all necessary governmental permits, licenses, approvals, consents, certificates and other authorizations required by applicable laws with regard to the ownership or operations of the Well have been obtained and maintained in effect and no violations exist in respect of such permits, licenses, approvals, consents, certificates or authorizations except for such permits, licenses, approvals, consents, certificates or authorizations the absence of which are not material.

9.           Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction to the fullest extent permitted to give effect to the intention of the parties, and as if such invalid, illegal or unenforceable provision had never been contained herein.

10.          No Partnership. Nothing herein is intended to create or shall be construed as creating a partnership or employment relationship between the Parties. It is expressly agreed that the relationship between the Parties shall not constitute a partnership, joint venture, agency or other unincorporated organization with respect to this Agreement. The Agreement and the exchange of consideration and compensation hereunder shall not be construed as a right to share in the net profits of another Party, and no Party shall have an obligation to share losses hereunder.

11.          Governing Law; Jurisdiction. THE CONSTRUCTION, PERFORMANCE, EXECUTION AND ENFORCEMENT OF THIS AGREEMENT AND ANY DISPUTE, WHETHER IN CONTRACT OR TORT, SHALL BE DETERMINED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS. THE PARTIES AGREE AND STIPULATE THAT THE SOLE AND EXCLUSIVE VENUE FOR ANY CAUSE OF ACTION WHATSOEVER NATURE ARISING HEREUNDER IS HEREBY FIXED IN HARRIS COUNTY, TEXAS. THE CONSTRUCTION, PERFORMANCE, EXECUTION AND ENFORCEMENT OF THIS AGREEMENT, THE ASSIGNMENT HEREUNDER, AND THE JOA SHALL BE DETERMINED IN ACCORDANC E WITH THE LAWS OF THE STATE OF TEXAS, EXCLUSIVELY IN HARRIS COUNTY, TEXAS.

12.          Notices. All notices and communications required or permitted under this Agreement shall be in writing, and any communication or delivery hereunder shall be deemed to have been duly made when personally delivered to the individual indicated below, or if mailed or sent by facsimile transmission (provided such facsimile is confirmed by proof of delivery), when received by the party charged with such notice and addressed as follows:

if to La Sal: La Sal Energy, LLC 2802 Ferndale Houston, Texas 77098 Attn: Paul Hendershott (713) 522-9389 (fax)

if to Torchlight:
Torchlight Energy Resources, Inc.
2007 Enterprise Avenue
League City, Texas 77573
Attn: Tom Lapinski
(314) 667-3537 (fax)

13.          Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof, being the limited participation in the Well. This Agreement supersedes all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings. No term or provision of this agreement may be amended, discharged or modified in any respect except in writing signed by the parties hereto. In the event of conflict between the terms of this Agreement and the JOA, this Agreement shall control.

14.          No Presumption Against Drafting Party. Each Party acknowledges that it has been, or has the opportunity to be, represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting Party has no application and is expressly waived.

15.          Counterpart Execution. This Agreement may be executed in any number of counterparts and each counterparty so executed shall have the same force and effect as an original instrument; however, this agreement shall not be effective unless and until signed by all the parties.

AGREED AND ACCEPTED THIS 10th DAY OF JANUARY 2012		AGREED AND ACCEPTED THIS 10th DAY OF JANUARY 2012

La Sal Energy, LLC		Torchlight Energy Resources, Inc.

By:	/s/ Paul Hendershott	By:	/s/ Tom Lapinski
	Paul Hendershott		Tom Lapinski
Its Manager		Its CEO and President

EXHIBIT A

The Lease(s) are attached hereto.

016676
Producers 88 (7-69)
With 640 Acres Pooling Provision

VOL0705 PG855

©POUND PRINTING COMPANY
P.O. Box 683046, Houston, Texas 77268-3046, (713) 552-9797

OIL, GAS AND MINERAL LEASE

THIS AGREEMENT made this 11th day of June, 2001, between

JOHN R. COULTER, a widower, dealing herein with his sole and separate property

Lessor (whether one or more), whose address is: 171 Traverse St., Harbor Springs, Michigan 49740 and **ROGER A. SOAPE, INC.**, 450 Gears Road, Suite 780, Houston, Texas 77067-4513, Lessee, WITNESSETH:

1. Lessor, in consideration of Ten and No/100 ($10.00) Dollars, receipt of which is hereby acknowledged, and of the covenants and agreements of lessee hereinafter contained, does hereby grant, lease and let unto lessee the land covered hereby for the purposes and with the exclusive right of exploring, drilling, mining and operating for, producing and owning oil, gas, sulphur and all other minerals (whether or not similar to those mentioned), together with the right to make surveys on said land, lay pipe lines, establish and utilize facilities for surface or subsurface disposal of salt water, construct roads and bridges, dig canals, build tanks, power stations, telephone lines, employee houses and other structures on said land, necessary or useful in lessee's operations in exploring, drilling for, producing, treating, storing and transporting minerals produced from the land covered hereby or any other land adjacent thereto. The land covered hereby, herein called "said land", is located in the County of Waller, State of Texas, and is described as follows:

480 acres, more or less, being the North One-Half (N/2) and the Southwest One-Quarter (SW/4) of Section 85, Block 1, H. & T.C.R.R. Company Survey, A-160, and being a part of the same land more particularly described in that certain conveyance dated January 11, 1954, from Chester A. Coulter, et al to John M. Coulter, recorded in Volume 134, Page 471 of the Deed Records of Waller County, Texas.

Wherever the fractions "one-eighth" and "one-tenth" appear in Paragraph 3 below, they are hereby expressly amended and increased to "one-fifth (1/5)".

This lease also covers and includes, in addition to that above described, all land, if any, contiguous or adjacent to or adjoining the land above described and (a) owned or claimed by lessor by limitation, prescription, possession, reversion or unrecorded instrument or (b) as to which lessor has a preference right of acquisition. Lessor agrees to execute any supplemental instrument requested by lessee for a more complete or accurate description of said land. For the purpose of determining the amount of any bonus, delay rental or other payment hereunder, said land shall be deemed to contain 480 acres, whether actually containing more or less, and the above recital of acreage in any tract shall be deemed to be the true acreage thereof. Lessor accepts the bonus and agrees to accept the delay rental as lump sum consideration for this lease and all rights and options hereunder.

2. Unless sooner terminated or longer kept in force under other provisions hereof, this lease shall remain in force for a term of 3 years from the date hereof, hereinafter called "primary term", and as long thereafter as operations, as hereinafter defined, are conducted upon said land with no cessation for more than ninety (90) consecutive days.

3. As royalty, lessee covenants and agrees: (a) To deliver to the credit of lessor, in the pipe line to which lessee may connect its wells, the equal one-eighth part of all oil produced and saved by lessee from said land, or from time to time, at the option of lessee, to pay lessor the average posted market price of such one-eighth part of such oil at the wells as of the day it is run to the pipe line or storage tanks, lessor's interest, in either case, to bear one-eighth of the cost of treating oil to render it marketable pipe line oil; (b) To pay lessor on gas and casinghead gas produced from said land (1) when sold by lessee, one-eighth of the amount realized by lessee, computed at the mouth of the well, or (2) when used by lessee off said land or in the manufacture of gasoline or other products, the market value, at the mouth of the well, of one-eighth of such gas and casinghead gas; (c) To pay lessor on all other minerals mined and marketed or utilized by lessee from said land, one-tenth either in kind or value at the well or mine at lessee's election, except that on sulphur mined and marketed the royalty shall be one dollar ($1.00) per long ton. If, at the expiration of the primary term or at any time or times thereafter, there is any well on said land or on lands with which said land or any portion thereof has been pooled, capable of producing oil or gas, and all such wells are shut-in, this lease shall, nevertheless, continue in force as though operations were being conducted on said land for so long as said wells are shut-in, and thereafter this lease may be continued in force as if no shut-in had occurred. Lessee covenants and agrees to use reasonable diligence to produce, utilize, or market the minerals capable of being produced from said wells, but in the exercise of such diligence, lessee shall not be obligated to install or furnish facilities other than well facilities and ordinary lease facilities of flow lines, separator, and lease tank, and shall not be required to settle labor trouble or to market gas upon terms unacceptable to lessee. If, at any time or times after the expiration of the primary term, all such wells are shut-in for a period of ninety consecutive days, and during such time there are no operations on said land, then at or before the expiration of said ninety day period, lessee shall pay or tender, by check or draft of lessee, as royalty, a sum equal to the amount of annual delay rental provided for in this lease. Lessee shall make like payments or tenders at or before the end of each anniversary of the expiration of said ninety day period if upon such anniversary this lease is being continued in force solely by reason of the provisions of this paragraph. Each such payment or tender shall be made to the parties who at the time of payment would be entitled to receive the royalties which would be paid under this lease if the wells were producing, and may be deposited in a depository bank provided for below. Nothing herein shall impair lessee's right to release as provided in paragraph 5 hereof. In event of assignment of this lease in whole or in part, liability for payment hereunder shall rest exclusively on the then owner or owners of this lease, severally as to acreage owned by each.

4. Lessee is hereby granted the right, at its option, to pool or unitize any land covered by this lease with any other land covered by this lease, and/or with any other land, lease, or leases, as to any or all minerals or horizons, so as to establish units containing not more than 80 surface acres, plus 10% acreage tolerance; provided, however, units may be established as to any one or more horizons, or existing units may be enlarged as to any one or more horizons, so as to contain not more than 640 surface acres plus 10% acreage tolerance, if limited to one or more of the following: (1) gas, other than casinghead gas, (2) liquid hydrocarbons (condensate) which are not liquids in the subsurface reservoir, (3) minerals produced from wells classified as gas wells by the conservation agency having jurisdiction. If larger units than any of those herein permitted, either at the time established, or after enlargement, are required under any governmental rule or order, for the drilling or operation of a well at a regular location, or for obtaining maximum allowable from any well to be drilled, drilling, or already drilled, any such unit may be established or enlarged to conform to the size required by such governmental order or rule. Lessee shall exercise said option as to each desired unit by executing an instrument identifying such unit and filing it for record in the public office in which this lease is recorded. Each of said options may be exercised by lessee at any time and from time to time while this lease is in force, and whether before or after production has been established either on said land, or on the portion of said land included in the unit, or on other land unitized therewith. A unit established hereunder shall be valid and effective for all purposes of this lease even though there may be mineral, royalty, or leasehold interests in lands within the unit which are not effectively pooled or unitized. Any operations conducted on any part of such unitized land shall be considered, for all purposes, except the payment of royalty, operations conducted upon said land under this lease. There shall be allocated to the land covered by this lease within each such unit (or to each separate tract within the unit if this lease covers separate tracts within the unit) that proportion of the total production of unitized minerals from the unit, after deducting any used in lease or unit operations, which the number of surface acres in such land (or in each such separate tract) covered by this lease within the unit bears to the total number of surface acres in the unit, and the production so allocated shall be considered for all purposes, including payment or delivery of royalty, overriding royalty and any other payments out of production, to be the entire production of unitized minerals from the land to which allocated in the same manner as though produced therefrom under the terms of this lease. The owner of the reversionary estate of any term royalty or mineral estate agrees that the accrual of royalties pursuant to this paragraph or of shut-in royalties from a well on the unit shall satisfy any limitation of term requiring production of oil or gas. The formation of any unit hereunder which includes land not covered by this lease shall not have the effect of exchanging or transferring any interest under this lease (including, without limitation, any delay rental and shut-in royalty which may become payable under this lease) between parties owning interests in land covered by this lease and parties owning interests in land not covered by this lease. Neither shall it impair the right of lessee to release as provided in paragraph 5 hereof, except that lessee may not so release as to lands within a unit while there are operations thereon for unitized minerals unless all pooled leases are released as to lands within the unit. At any time while this lease is in force lessee may dissolve any unit established hereunder by filing for record in the public office where this lease is recorded a declaration to that effect, if at that time no operations are being conducted thereon for unitized minerals. Subject to the provisions of this paragraph 4, a unit once established hereunder shall remain in force so long as any lease subject thereto shall remain in force. If this lease now or hereafter covers separate tracts, no pooling or unitization of royalty interests as between any such separate tracts is intended or shall be implied or result merely from the inclusion of such separate tracts within this lease but lessee shall nevertheless have the right to pool or unitize as provided in this paragraph 4 with consequent allocation of production as herein provided. As used in this paragraph 4, the words "separate tract" mean any tract with royalty ownership differing, now or hereafter, either as to parties or amounts, from that as to any other part of the leased premises.

5. If operations are not conducted on said land on or before the first anniversary date hereof, this lease shall terminate as to both parties, unless lessee on or before said date shall, subject to the further provisions hereof, pay or tender to lessor or to lessor's credit in the First Community Bank, Bank at 200 E. Main St., Harbor Springs, MI 49740, or its successors, which shall continue as the depository, regardless of changes in ownership of delay rental, royalties, or other moneys, the sum of $12,000.00, which shall operate as delay rental and cover the privilege of deferring operations for one year from said date. In like manner and upon like payments or tenders, operations may be further deferred for like periods of one year each during the primary term. If at any time that lessee pays or tenders delay rental, royalties, or other moneys, two or more parties are, or claim to be, entitled to receive same, lessee may, in lieu of any other method of payment herein provided, pay or tender such rental, royalties, or other moneys, in the manner herein specified, either jointly to such parties or separately to each in accordance with their respective ownerships thereof, as lessee may elect. Any payment hereunder may be made by check or draft of lessee deposited in the mail or delivered to lessor or to a depository bank on or before the last date for payment. Said delay rental shall be apportionable as to said land on an acreage basis, and a failure to make proper payment or tender of delay rental as to any portion of said land or as to any interest therein shall not affect this lease as to any portion of said land or as to any interest therein as to which proper payment or tender is made. Any payment or tender which is made in an attempt to make proper payment, but which is erroneous in whole or in part as to parties, amounts, or depository shall nevertheless be sufficient to prevent termination of this lease and to extend the time within which operations may be conducted in the same manner as though a proper payment had been made; provided, however, lessee shall correct such error within thirty (30) days after lessee has received written notice thereof from lessor. Lessee may at any time and from time to time execute and deliver to lessor or file for record a release or releases of this lease as to any part or all of said land or of any mineral or horizon thereunder, and thereby be relieved of all obligations as to the released acreage or interest. If this lease is so released as to all minerals and horizons under a portion of said land, the delay rental and other payments computed in accordance therewith shall thereupon be reduced in the proportion that the acreage released bears to the acreage which was covered by this lease immediately prior to such release.

6. If at any time or times during the primary term operations are conducted on said land and if all operations are discontinued, this lease shall thereafter terminate on its anniversary date next following the ninetieth day after such discontinuance unless on or before such anniversary date lessee either (1) conducts operations or (2) commences or resumes the payment or tender of delay rental; provided, however, if such anniversary date is at the end of the primary term, or if there is no further anniversary date of the primary term, this lease shall terminate at the end of such term or on the ninetieth day after discontinuance of all operations, whichever is the later date, unless on such later date either (1) lessee is conducting operations or (2) the shut-in well provisions of paragraph 3 or the provisions of paragraph 11 are applicable. Whenever used in this lease the word "operations" shall mean operations for and any of the following: drilling, testing, completing, reworking, recompleting, deepening, plugging back or repairing of a well in search for or in an endeavor to obtain production of oil, gas, sulphur or other minerals, excavating a mine, production of oil, gas, sulphur or other mineral, whether or not in paying quantities.

VOL0705 PG856

7. Lessee shall have the use, free from royalty, of water, other than from lessor's water wells, and of oil and gas produced from said land in all operations hereunder. Lessee shall have the right at any time to remove all machinery and fixtures placed on said land, including the right to draw and remove casing. No well shall be drilled nearer than 200 feet to the house or barn now on said land without the consent of the lessor. *Lessee shall pay for damages caused by its operations to growing crops and timber on said land.*

8. The rights and estate of any party hereto may be assigned from time to time in whole or in part and as to any mineral or horizon. All of the covenants, obligations, and considerations of this lease shall extend to and be binding upon the parties hereto, their heirs, successors, assigns, and successive assigns. No change or division in the ownership of said land, royalties, delay rental, or other moneys, or any part thereof, howsoever effected, shall increase the obligations or diminish the rights of lessee, including, but not limited to, the location and drilling of wells and the measurement of production. Notwithstanding any other actual or constructive knowledge or notice thereof of or to lessee, its successors or assigns, no change or division in the ownership of said land or of the royalties, delay rental, or other moneys, or the right to receive the same, howsoever effected, shall be binding upon the then record owner of this lease until thirty (30) days after there has been furnished to such record owner at his or its principal place of business by lessor or lessor's heirs, successors, or assigns, notice of such change or division, supported by either originals or duly certified copies of the instruments which have been properly filed for record and which evidence such change or division, and of such court records and proceedings, transcripts, or other documents as shall be necessary in the opinion of such record owner to establish the validity of such change or division. If any such change in ownership occurs by reason of the death of the owner, lessee may, nevertheless pay or tender such royalties, delay rental, or other moneys, or part thereof, to the credit of the decedent in a depository bank provided for above. In the event of assignment of this lease as to any part (whether divided or undivided) of said land, the delay rental payable hereunder shall be apportionable as between the several leasehold owners, ratably according to the surface area or undivided interests of each, and default in delay rental payment by one shall not affect the right of other leasehold owners hereunder.

9. In the event lessor considers that lessee has not complied with all its obligations hereunder, both express and implied, lessor shall notify lessee in writing, setting out specifically in what respects lessee has breached this contract. Lessee shall then have sixty (60) days after receipt of said notice within which to meet or commence to meet all or any part of the breaches alleged by lessor. The service of said notice shall be precedent to the bringing of any action by lessor on said lease for any cause, and no such action shall be brought until the lapse of sixty (60) days after service of such notice on lessee. Neither the service of said notice nor the doing of any acts by lessee aimed to meet all or any of the alleged breaches shall be deemed an admission or presumption that lessee has failed to perform all its obligations hereunder. If this lease is cancelled for any cause, it shall nevertheless remain in force and effect as to (1) sufficient acreage around each well as to which there are operations to constitute a drilling or maximum allowable unit under applicable governmental regulations, (but in no event less than forty acres), such acreage to be designated by lessee as nearly as practicable in the form of a square centered at the well, or in such shape as then existing spacing rules require; and (2) any part of said land included in a pooled unit on which there are operations. Lessee shall also have such easements on said land as are necessary to operations on the acreage so retained.

10. Lessor hereby warrants and agrees to defend title to said land against the claims of all persons whomsoever. Lessor's rights and interests hereunder shall be charged primarily with any mortgages, taxes or other liens, or interest and other charges on said land, but lessor agrees that lessee shall have the right at any time to pay or reduce same for lessor, either before or after maturity, and be subrogated to the rights of the holder thereof and to deduct amounts so paid from royalties or other payments payable or which may become payable to lessor and/or assigns under this lease. If this lease covers a less interest in the oil, gas, sulphur, or other minerals in all or any part of said land than the entire and undivided fee simple estate (whether lessor's interest is herein specified or not), or no interest therein, then the royalties, delay rental, and other moneys accruing from any part as to which this lease covers less than such full interest, shall be paid only in the proportion which the interest therein, if any, covered by this lease, bears to the whole and undivided fee simple estate therein. All royalty interest covered by this lease (whether or not owned by lessor) shall be paid out of the royalty herein provided. This lease shall be binding upon each party who executes it without regard to whether it is executed by all those named herein as lessor.

11. If, while this lease is in force, at, or after the expiration of the primary term hereof, it is not being continued in force by reason of the shut-in well provisions of paragraph 3 hereof, and lessee is not conducting operations on said land by reason of (1) any law, order, rule or regulation, (whether or not subsequently determined to be invalid) or (2) any other cause, whether similar or dissimilar, (except financial) beyond the reasonable control of lessee, the primary term and the delay rental provisions hereof shall be extended until the first anniversary date hereof occurring ninety (90) or more days following the removal of such delaying cause, and this lease may be extended thereafter by operations as if such delay had not occurred.

IN WITNESS WHEREOF, this instrument is executed on the date first above written.

LESSOR	SS. OR TAX I.D. NO.	LESSOR	SS. OR TAX I.D. NO.
		JOHN R. COULTER (signature)	316-20-5366

ACKNOWLEDGEMENT

STATE OF MICHIGAN
COUNTY OF Emmet

This instrument was acknowledged before me on the 13th day of June, 2001 by JOHN R. COULTER

(signature)
Notary Public, State of Michigan
Notary's name (printed): Cathy W. Neff
Notary's commission expires: 02/02/02

KNOWLEDGEMENT

When Recorded Return To:

ROGER A. SOAPE, INC.
450 Gears Rd. Suite 780
Houston, Texas 77067-4513

Producers 88 (7-69)
With 640 Acres Pooling Provision

©POUND PRINTING COMPANY

Filed for Record Oct. 23 **A.D., 2001 at** 1:54 **o'clock** P. **M.**

RECORDED Nov. 12 **A.D., 2001 at** 10:30 **o'clock** A. **M.**

CHERYL PETERS, County Clerk, Waller County, Texas

By Stephanie Sampson **Deputy**

016677

Producers 88 (7-69)
With 640 Acres Pooling Provision

VOL 0705 PG 857

©POUND PRINTING COMPANY
P.O. Box 683046, Houston, Texas 77268-3046, (713) 552-9797

OIL, GAS AND MINERAL LEASE

THIS AGREEMENT made this 30th day of June, 2001, between

Tommy J. Conlan, and wife, Karen R. Conlan,

Lessor (whether one or more), whose address is: P. O. Box 903, Katy, Texas 77492 and Roger A. Soape, Inc., 450 Gears Road, Suite 780, Houston, Texas 77067-4513, Lessee, WITNESSETH:

1. Lessor, in consideration of -------------------TEN & NO/100------------------- Dollars, receipt of which is hereby acknowledged, and of the covenants and agreements of lessee hereinafter contained, does hereby grant, lease and let unto lessee the land covered hereby for the purposes and with the exclusive right of exploring, drilling, mining and operating for, producing and owning oil, gas, sulphur and all other minerals (whether or not similar to those mentioned), together with the right to make surveys on said land, lay pipe lines, establish and utilize facilities for surface or subsurface disposal of salt water, construct roads and bridges, dig canals, build tanks, power stations, telephone lines, employee houses and other structures on said land, necessary or useful in lessee's operations in exploring, drilling for, producing, treating, storing and transporting minerals produced from the land covered hereby or any other land adjacent thereto. The land covered hereby, herein called "said land", is located in the County of Waller, State of Texas, and is described as follows:

Being 80 acres of land, more or less, described as the S/2 of NE/4, situated in the H. & T.C.RR.Co. Survey, A-150, and being further described in deed from John J. Ash, et al to Tommy J. Conlan dated March 2, 1998 recorded in Volume 584 Page 546 of the Deed Records of Waller County, Texas.

SEE EXHIBIT "A" ATTACHED HERETO FOR ADDDITIONAL TERMS AND PROVISIONS OF THIS LEASE

This lease also covers and includes, in addition to that above described, all land, if any, contiguous or adjacent to or adjoining the land above described and (a) owned or claimed by lessor by limitation, prescription, possession, reversion or unrecorded instrument or (b) as to which lessor has a preference right of acquisition. Lessor agrees to execute any supplemental instrument requested by lessee for a more complete or accurate description of said land. For the purpose of determining the amount of any bonus, delay rental or other payment hereunder, said land shall be deemed to contain 80 acres, whether actually containing more or less, and the above recital of acreage in any tract shall be deemed to be the true acreage thereof. Lessor accepts the bonus and agrees to accept the delay rental as lump sum consideration for this lease and all rights and options hereunder.

2. Unless sooner terminated or longer kept in force under other provisions hereof, this lease shall remain in force for a term of 3 years from the date hereof, hereinafter called "primary term", and as long thereafter as operations, as hereinafter defined, are conducted upon said land with no cessation for more than ninety (90) consecutive days.

3. As royalty, lessee covenants and agrees: (a) To deliver to the credit of lessor, in the pipe line to which lessee may connect its wells, the equal one-eighth part of all oil produced and saved by lessee from said land, or from time to time, at the option of lessee, to pay lessor the average posted market price of such one-eighth part of such oil at the wells as of the day it is run to the pipe line or storage tanks, lessor's interest, in either case, to bear one-eighth of the cost of treating oil to render it marketable pipe line oil; (b) To pay lessor on gas and casinghead gas produced from said land (1) when sold by lessee, one-eighth of the amount realized by lessee, computed at the mouth of the well, or (2) when used by lessee off said land or in the manufacture of gasoline or other products, the market value, at the mouth of the well, of one-eighth of such gas and casinghead gas; (c) To pay lessor on all other minerals mined and marketed or utilized by lessee from said land, one-tenth either in kind or value at the well or mine at lessee's election, except that on sulphur mined and marketed the royalty shall be one dollar ($1.00) per long ton. If, at the expiration of the primary term or at any time or times thereafter, there is any well on said land or on lands with which said land or any portion thereof has been pooled, capable of producing oil or gas, and all such wells are shut-in, this lease shall, nevertheless, continue in force as though operations were being conducted on said land for so long as said wells are shut-in, and thereafter this lease may be continued in force as if no shut-in had occurred. Lessee covenants and agrees to use reasonable diligence to produce, utilize, or market the minerals capable of being produced from said wells, but in the exercise of such diligence, lessee shall not be obligated to install or furnish facilities other than well facilities and ordinary lease facilities of flow lines, separator, and lease tank, and shall not be required to settle labor trouble or to market gas upon terms unacceptable to lessee. If, at any time or times after the expiration of the primary term, all such wells are shut-in for a period of ninety consecutive days, and during such time there are no operations on said land, then at or before the expiration of said ninety day period, lessee shall pay or tender, by check or draft of lessee, as royalty, a sum equal to the amount of annual delay rental provided for in this lease. Lessee shall make like payments or tenders at or before the end of each anniversary of the expiration of said ninety day period if upon such anniversary this lease is being continued in force solely by reason of the provisions of this paragraph. Each such payment or tender shall be made to the parties who at the time of payment would be entitled to receive the royalties which would be paid under this lease if the wells were producing, and may be deposited in a depository bank provided for below. Nothing herein shall impair lessee's right to release as provided in paragraph 5 hereof. In event of assignment of this lease in whole or in part, liability for payment hereunder shall rest exclusively on the then owner or owners of this lease, severally as to acreage owned by each.

TJC KRC twice

4. Lessee is hereby granted the right, at its option, to pool or unitize any land covered by this lease with any other land covered by this lease, and/or with any other land, lease, or leases, as to any or all minerals or horizons, so as to establish units containing not more than 80 surface acres, plus 10% acreage tolerance; provided, however, units may be established as to any one or more horizons, or existing units may be enlarged as to any one or more horizons, so as to contain not more than 640 surface acres plus 10% acreage tolerance, if limited to one or more of the following: (1) gas, other than casinghead gas, (2) liquid hydrocarbons (condensate) which are not liquids in the subsurface reservoir, (3) minerals produced from wells classified as gas wells by the conservation agency having jurisdiction. If larger units than any of those herein permitted, either at the time established, or after enlargement, are required under any governmental rule or order, for the drilling or operation of a well at a regular location, or for obtaining maximum allowable from any well to be drilled, drilling, or already drilled, any such unit may be established or enlarged to conform to the size required by such governmental order or rule. Lessee shall exercise said option as to each desired unit by executing an instrument identifying such unit and filing it for record in the public office in which this lease is recorded. Each of said options may be exercised by lessee at any time and from time to time while this lease is in force, and whether before or after production has been established either on said land, or on the portion of said land included in the unit, or on other land unitized therewith. A unit established hereunder shall be valid and effective for all purposes of this lease even though there may be mineral, royalty, or leasehold interests in lands within the unit which are not effectively pooled or unitized. Any operations conducted on any part of such unitized land shall be considered, for all purposes, except the payment of royalty, operations conducted upon said land under this lease. There shall be allocated to the land covered by this lease within each such unit (or to each separate tract within the unit if this lease covers separate tracts within the unit) that proportion of the total production of unitized minerals from the unit, after deducting any used in lease or unit operations, which the number of surface acres in such land (or in each such separate tract) covered by this lease within the unit bears to the total number of surface acres in the unit, and the production so allocated shall be considered for all purposes, including payment or delivery of royalty, overriding royalty and any other payments out of production, to be the entire production of unitized minerals from the land to which allocated in the same manner as though produced therefrom under the terms of this lease. The owner of the reversionary estate of any term royalty or mineral estate agrees that the accrual of royalties pursuant to this paragraph or of shut-in royalties from a well on the unit shall satisfy any limitation of term requiring production of oil or gas. The formation of any unit hereunder which includes land not covered by this lease shall not have the effect of exchanging or transferring any interest under this lease (including, without limitation, any delay rental and shut-in royalty which may become payable under this lease) between parties owning interests in land covered by this lease and parties owning interests in land not covered by this lease. Neither shall it impair the right of lessee to release as provided in paragraph 5 hereof, except that lessee may not so release as to lands within a unit while there are operations thereon for unitized minerals unless all pooled leases are released as to lands within the unit. At any time while this lease is in force lessee may dissolve any unit established hereunder by filing for record in the public office where this lease is recorded a declaration to that effect, if at that time no operations are being conducted thereon for unitized minerals. Subject to the provisions of this paragraph 4, a unit once established hereunder shall remain in force so long as any lease subject thereto shall remain in force. If this lease now or hereafter covers separate tracts, no pooling or unitization of royalty interests as between any such separate tracts is intended or shall be implied or result merely from the inclusion of such separate tracts within this lease but lessee shall nevertheless have the right to pool or unitize as provided in this paragraph 4 with consequent allocation of production as herein provided. As used in this paragraph 4, the words "separate tract" mean any tract with royalty ownership differing, now or hereafter, either as to parties or amounts, from that as to any other part of the leased premises.

5. If operations are not conducted on said land on or before the first anniversary date hereof, this lease shall terminate as to both parties, unless lessee on or before said date shall, subject to the further provisions hereof, pay or tender to lessor or to lessor's credit in the mail Bank at the above address or its successors, which shall continue as the depository, regardless of changes in ownership of delay rental, royalties, or other moneys, the sum of $ 2000.00 which shall operate as delay rental and cover the privilege of deferring operations for one year from said date. In like manner and upon like payments or tenders, operations may be further deferred for like periods of one year each during the primary term. If at any time that lessee pays or tenders delay rental, royalties, or other moneys, two or more parties are, or claim to be, entitled to receive same, lessee may, in lieu of any other method of payment herein provided, pay or tender such rental, royalties, or other moneys, in the manner herein specified, either jointly to such parties or separately to each in accordance with their respective ownerships thereof, as lessee may elect. Any payment hereunder may be made by check or draft of lessee deposited in the mail or delivered to lessor or to a depository bank on or before the last date for payment. Said delay rental shall be apportionable as to said land on an acreage basis, and a failure to make proper payment or tender of delay rental as to any portion of said land or as to any interest therein shall not affect this lease as to any portion of said land or as to any interest therein as to which proper payment or tender is made. Any payment or tender which is made in an attempt to make proper payment, but which is erroneous in whole or in part as to parties, amounts, or depository shall nevertheless be sufficient to prevent termination of this lease and to extend the time within which operations may be conducted in the same manner as though a proper payment had been made; provided, however, lessee shall correct such error within thirty (30) days after lessee has received written notice thereof from lessor. Lessee may at any time and from time to time execute and deliver to lessor or file for record a release or releases of this lease as to any part or all of said land or of any mineral or horizon thereunder, and thereby be relieved of all obligations as to the released acreage or interest. If this lease is so released as to all minerals and horizons under a portion of said land, the delay rental and other payments computed in accordance therewith shall thereupon be reduced in the proportion that the acreage released bears to the acreage which was covered by this lease immediately prior to such release.

6. If at any time or times during the primary term operations are conducted on said land and if all operations are discontinued, this lease shall thereafter terminate on its anniversary date next following the ninetieth day after such discontinuance unless on or before such anniversary date lessee either (1) conducts operations or (2) commences or resumes the payment or tender of delay rental; provided, however, if such anniversary date is at the end of the primary term, or if there is no further anniversary date of the primary term, this lease shall terminate at the end of such term or on the ninetieth day after discontinuance of all operations, whichever is the later date, unless on such later date either (1) lessee is conducting operations or (2) the shut-in well provisions of paragraph 3 or the provisions of paragraph 11 are applicable. Whenever used in this lease the word "operations" shall mean operations for and any of the following: drilling, testing, completing, reworking, recompleting, deepening, plugging back or repairing of a well in search for or in an endeavor to obtain production of oil, gas, sulphur or other minerals, excavating a mine, production of oil, gas, sulphur or other mineral, whether or not in paying quantities.

VOL0705 PG858

during or within 6 months After lease Expires

7. Lessee shall have the use, free from royalty, of water, other than from lessor's water wells, and of oil and gas produced from said land in all operations hereunder. Lessee shall have the right at any time to remove all machinery and fixtures placed on said land, including the right to draw and remove casing. No well shall be drilled nearer than 200 feet to the house or barn now on said land without the consent of the lessor. Lessee shall pay for damages caused by its operations to growing crops and timber on said land.

8. The rights and estate of any party hereto may be assigned from time to time in whole or in part and as to any mineral or horizon. All of the covenants, obligations, and considerations of this lease shall extend to and be binding upon the parties hereto, their heirs, successors, assigns, and successive assigns. No change or division in the ownership of said land, royalties, delay rental, or other moneys, or any part thereof, howsoever effected, shall increase the obligations or diminish the rights of lessee, including, but not limited to, the location and drilling of wells and the measurement of production. Notwithstanding any other actual or constructive knowledge or notice thereof of or to lessee, its successors or assigns, no change or division in the ownership of said land or of the royalties, delay rental, or other moneys, or the right to receive the same, howsoever effected, shall be binding upon the then record owner of this lease until thirty (30) days after there has been furnished to such record owner at his or its principal place of business by lessor or lessor's heirs, successors, or assigns, notice of such change or division, supported by either originals or duly certified copies of the instruments which have been properly filed for record and which evidence such change or division, and of such court records and proceedings, transcripts, or other documents as shall be necessary in the opinion of such record owner to establish the validity of such change or division. If any such change in ownership occurs by reason of the death of the owner, lessee may, nevertheless pay or tender such royalties, delay rental, or other moneys, or part thereof, to the credit of the decedent in a depository bank provided for above. In the event of assignment of this lease as to any part (whether divided or undivided) of said land, the delay rental payable hereunder shall be apportionable as between the several leasehold owners, ratably according to the surface area or undivided interests of each, and default in delay rental payment by one shall not affect the right of other leasehold owners hereunder.

9. In the event lessor considers that lessee has not complied with all its obligations hereunder, both express and implied, lessor shall notify lessee in writing, setting out specifically in what respects lessee has breached this contract. Lessee shall then have sixty (60) days after receipt of said notice within which to meet or commence to meet all or any part of the breaches alleged by lessor. The service of said notice shall be precedent to the bringing of any action by lessor on said lease for any cause, and no such action shall be brought until the lapse of sixty (60) days after service of such notice on lessee. Neither the service of said notice nor the doing of any acts by lessee aimed to meet all or any of the alleged breaches shall be deemed an admission or presumption that lessee has failed to perform all its obligations hereunder. If this lease is cancelled for any cause, it shall nevertheless remain in force and effect as to (1) sufficient acreage around each well as to which there are operations to constitute a drilling or maximum allowable unit under applicable governmental regulations, (but in no event less than forty acres), such acreage to be designated by lessee as nearly as practicable in the form of a square centered at the well, or in such shape as then existing spacing rules require; and (2) any part of said land included in a pooled unit on which there are operations. Lessee shall also have such easements on said land as are necessary to operations on the acreage so retained.

10. Lessor hereby warrants and agrees to defend title to said land against the claims of all persons whomsoever. Lessor's rights and interests hereunder shall be charged primarily with any mortgages, taxes or other liens, or interest and other charges on said land, but lessor agrees that lessee shall have the right at any time to pay or reduce same for lessor, either before or after maturity, and be subrogated to the rights of the holder thereof and to deduct amounts so paid from royalties or other payments payable or which may become payable to lessor and/or assigns under this lease. If this lease covers a less interest in the oil, gas, sulphur, or other minerals in all or any part of said land than the entire and undivided fee simple estate (whether lessor's interest is herein specified or not), or no interest therein, then the royalties, delay rental, and other moneys accruing from any part as to which this lease covers less than such full interest, shall be paid only in the proportion which the interest therein, if any, covered by this lease, bears to the whole and undivided fee simple estate therein. All royalty interest covered by this lease (whether or not owned by lessor) shall be paid out of the royalty herein provided. This lease shall be binding upon each party who executes it without regard to whether it is executed by all those named herein as lessor.

11. If, while this lease is in force, at, or after the expiration of the primary term hereof, it is not being continued in force by reason of the shut-in well provisions of paragraph 3 hereof, and lessee is not conducting operations on said land by reason of (1) any law, order, rule or regulation, (whether or not subsequently determined to be invalid) or (2) any other cause, whether similar or dissimilar, (except financial) beyond the reasonable control of lessee, the primary term and the delay rental provisions hereof shall be extended until the first anniversary date hereof occurring ninety (90) or more days following the removal of such delaying cause, and this lease may be extended thereafter by operations as if such delay had not occurred.

IN WITNESS WHEREOF, this instrument is executed on the date first above written.

Tommy G. Conlan 456 62 8857 — LESSOR — SS. OR TAX I.D. NO.

Karen R Conlan 458-76-4359 — LESSOR — SS. OR TAX I.D. NO.

STATE OF Texas
COUNTY OF Harris

ACKNOWLEDGEMENT

This instrument was acknowledged before me on the 18th day of July 2001.

by Tommy J. Conlan and wife, Karen R. Conlan

Emma Lou Davis
Notary Public, State of
Notary's name (printed):
Notary's commission expires:

EMMA LOU DAVIS
NOTARY PUBLIC
STATE OF TEXAS
My Commission Expires 08-31-2004

Producers 88 (7-69)
With 640 Acres Pooling Provision

©POUND PRINTING COMPANY

VOL0705 PG859

EXHIBIT "A"

Attached to and made a part of that certain Oil, Gas and Mineral Lease dated June 30, 2001, by and between *Tommy J. Conlan* and wife *Karen R. Conlan*,, as Lessor and Roger A Soape, Inc.,as Lessee covering 80 acres being all of the South Half of Northeast Quarter of Section 65, H. & T. C. RR. Co. Survey , A-150 Waller County, Texas.

12. It is understood and agreed that this lease covers only oil and gas and other hydrocarbons, or other minerals, including sulphur, produced in solution with or incidental thereto. The right to any and all other hard minerals such as coal, lignite, iron ore, and gravel is hereby excluded from this lease.

13. Notwithstanding anything to the contrary contained in Paragraph 3 herein, all royalties on oil, gas, gasoline, and/or any other plant product provided to Lessor herein shall be one-fifth (1/5) instead of one-eighth (1/8) as printed in Paragraph 3 herein, and wherever the fraction one-eighth (1/8) appears in this lease in any connection with royalty, the fraction one-fifth (1/5) shall be substituted therefor. Further, all royalties on sulphur, or any other mineral substance produced in association with oil and gas, shall be one-tenth (1/10) except that on sulphur mined and marketed the royalty shall be two dollars ($2.00) per long ton instead of any other fraction or amount, as the case may be, stated in Paragraph 3 herein.

14. In the event of an assignment of this lease, in whole or in part by lessee, the assignment shall not be effective until Lessor is notified in writing of such assignment together with the name and address of the assignee.

15. As soon thereafter as is practical following such time, as Lessee's need therefor shall have ceased, Lessee shall fill all pits and other excavations made upon the surface of the leased premises in connection with his operations hereunder. Lessee shall promptly pay a reasonable sum for actual damages to livestock, growing crops, water wells, streams, fences, roads, buildings, improvements, and other personal property on the leased premises. Lessee hereby agrees to erect and maintain a substantial fence, capable of turning livestock, around any equipment placed on the surface of the leased premises in connection therewith.

16. At the end of each drilling operation, the Lessee shall proceed with reasonable diligence to restore the surface of the leased premises to as near its original condition as practicable, and shall pay the Lessor in full for all damages to crops, livestock, land and improvements situated on the leased premises caused by the Lessee's operations.

17. The foregoing agreements and provisions shall supersede and govern the provisions of the printed text of this lease to the contrary and shall inure to the benefit of, and be binding upon the parties hereto and their respective heirs, representatives, successors and assigns.

SIGNED FOR IDENTIFICATION

Tommy J. Conlan

Tommy J. Conlan
Social Security No. 456 62 8857

Karen R. Conlan

Karen R. Conlan
Social Security No. 458-76-4359

When Recorded Return To:

ROGER A. SOAPE, INC.
450 Gears Rd. Suite 7[illegible]
Houston, Texas [illegible]13

Filed for Record	Oct. 23	A.D., 2001 at 1:54 o'clock P. M.
RECORDED	NOv. 12	A.D., 2001 at 10:40 o'clock A. M.

CHERYL PETERS, County Clerk, Waller County, Texas

By Stephanie Tompkins Deputy

016680

Producers 88 (7-69)
With 640 Acres Pooling Provision

VOL 0705 PG 869

©POUND PRINTING COMPANY
P.O. Box 683046, Houston, Texas 77268-3046, (713) 552-9797

OIL, GAS AND MINERAL LEASE

THIS AGREEMENT made this 30th day of June, 2001, between

Bruce Robertson, dealing in his separate property

Lessor (whether one or more), whose address is: 10220 Memorial Drive # 21, Houston, Texas 77024 and Roger A. Soape, Inc., 450 Gears Road, Suite 780, Houston, Texas 77067-4513, Lessee, WITNESSETH:

1. Lessor, in consideration of --------------------TEN & NO/100-------------------- Dollars, receipt of which is hereby acknowledged, and of the covenants and agreements of lessee hereinafter contained, does hereby grant, lease and let unto lessee the land covered hereby for the purposes and with the exclusive right of exploring, drilling, mining and operating for, producing and owning oil, gas, sulphur and all other minerals (whether or not similar to those mentioned), together with the right to make surveys on said land, lay pipe lines, establish and utilize facilities for surface or subsurface disposal of salt water, construct roads and bridges, dig canals, build tanks, power stations, telephone lines, employee houses and other structures on said land, necessary or useful in lessee's operations in exploring, drilling for, producing, treating, storing and transporting minerals produced from the land covered hereby or any other land adjacent thereto. The land covered hereby, herein called "said land", is located in the County of Waller, State of Texas, and is described as follows:

Being 320 acres of land, more or less, and being further described as all of the West half of Section 88, Block 1 of the J. M. Bennett Survey, A-283, Waller County, Texas, and being the same land described as Tract 1in that certain Special Warranty Distribution Deed dated September 15, 1986, between Walter P. Zivley, Independent Administrator and Karen Robertson Conlan, et al, which is recorded in Volume 407, Page 716 of the Deed Records of Waller County, Texas.

SEE EXHIBIT "A" ATTACHED HERETO FOR ADDDITIONAL TERMS AND PROVISIONS OF THIS LEASE

This lease also covers and includes, in addition to that above described, all land, if any, contiguous or adjacent to or adjoining the land above described and (a) owned or claimed by lessor by limitation, prescription, possession, reversion or unrecorded instrument or (b) as to which lessor has a preference right of acquisition. Lessor agrees to execute any supplemental instrument requested by lessee for a more complete or accurate description of said land. For the purpose of determining the amount of any bonus, delay rental or other payment hereunder, said land shall be deemed to contain 320 acres, whether actually containing more or less, and the above recital of acreage in any tract shall be deemed to be the true acreage thereof. Lessor accepts the bonus and agrees to accept the delay rental as lump sum consideration for this lease and all rights and options hereunder.

2. Unless sooner terminated or longer kept in force under other provisions hereof, this lease shall remain in force for a term of 3 years from the date hereof, hereinafter called "primary term", and as long thereafter as operations, as hereinafter defined, are conducted upon said land with no cessation for more than ninety (90) consecutive days.

3. As royalty, lessee covenants and agrees: (a) To deliver to the credit of lessor, in the pipe line to which lessee may connect its wells, the equal one-eighth part of all oil produced and saved by lessee from said land, or from time to time, at the option of lessee, to pay lessor the average posted market price of such one-eighth part of such oil at the wells as of the day it is run to the pipe line or storage tanks, lessor's interest, in either case, to bear one-eighth of the cost of treating oil to render it marketable pipe line oil; (b) To pay lessor on gas and casinghead gas produced from said land (1) when sold by lessee, one-eighth of the amount realized by lessee, computed at the mouth of the well, or (2) when used by lessee off said land or in the manufacture of gasoline or other products, the market value, at the mouth of the well, of one-eighth of such gas and casinghead gas; (c) To pay lessor on all other minerals mined and marketed or utilized by lessee from said land, one-tenth either in kind or value at the well or mine at lessee's election, except that on sulphur mined and marketed the royalty shall be one dollar ($1.00) per long ton. If, at the expiration of the primary term or at any time or times thereafter, there is any well on said land or on lands with which said land or any portion thereof has been pooled, capable of producing oil or gas, and all such wells are shut-in, this lease shall, nevertheless, continue in force as though operations were being conducted on said land for so long as said wells are shut-in, and thereafter this lease may be continued in force as if no shut-in had occurred. Lessee covenants and agrees to use reasonable diligence to produce, utilize, or market the minerals capable of being produced from said wells, but in the exercise of such diligence, lessee shall not be obligated to install or furnish facilities other than well facilities and ordinary lease facilities of flow lines, separator, and lease tank, and shall not be required to settle labor trouble or to market gas upon terms unacceptable to lessee. If, at any time or times after the expiration of the primary term, all such wells are shut-in for a period of ninety consecutive days, and during such time there are no operations on said land, then at or before the expiration of said ninety day period, lessee shall pay or tender, by check or draft of lessee, as royalty, a sum equal to the amount of annual delay rental provided for in this lease. Lessee shall make like payments or tenders at or before the end of each anniversary of the expiration of said ninety day period if upon such anniversary this lease is being continued in force solely by reason of the provisions of this paragraph. Each such payment or tender shall be made to the parties who at the time of payment would be entitled to receive the royalties which would be paid under this lease if the wells were producing, and may be deposited in a depository bank provided for below. Nothing herein shall impair lessee's right to release as provided in paragraph 5 hereof. In event of assignment of this lease in whole or in part, liability for payment hereunder shall rest exclusively on the then owner or owners of this lease, severally as to acreage owned by each.

4. Lessee is hereby granted the right, at its option, to pool or unitize any land covered by this lease with any other land covered by this lease, and/or with any other land, lease, or leases, as to any or all minerals or horizons, so as to establish units containing not more than 80 surface acres, plus 10% acreage tolerance; provided, however, units may be established as to any one or more horizons, or existing units may be enlarged as to any one or more horizons, so as to contain not more than 640 surface acres plus 10% acreage tolerance, if limited to one or more of the following: (1) gas, other than casinghead gas, (2) liquid hydrocarbons (condensate) which are not liquids in the subsurface reservoir, (3) minerals produced from wells classified as gas wells by the conservation agency having jurisdiction. If larger units than any of those herein permitted, either at the time established, or after enlargement, are required under any governmental rule or order, for the drilling or operation of a well at a regular location, or for obtaining maximum allowable from any well to be drilled, drilling, or already drilled, any such unit may be established or enlarged to conform to the size required by such governmental order or rule. Lessee shall exercise said option as to each desired unit by executing an instrument identifying such unit and filing it for record in the public office in which this lease is recorded. Each of said options may be exercised by lessee at any time and from time to time while this lease is in force, and whether before or after production has been established either on said land, or on the portion of said land included in the unit, or on other land unitized therewith. A unit established hereunder shall be valid and effective for all purposes of this lease even though there may be mineral, royalty, or leasehold interests in lands within the unit which are not effectively pooled or unitized. Any operations conducted on any part of such unitized land shall be considered, for all purposes, except the payment of royalty, operations conducted upon said land under this lease. There shall be allocated to the land covered by this lease within each such unit (or to each separate tract within the unit if this lease covers separate tracts within the unit) that proportion of the total production of unitized minerals from the unit, after deducting any used in lease or unit operations, which the number of surface acres in such land (or in each such separate tract) covered by this lease within the unit bears to the total number of surface acres in the unit, and the production so allocated shall be considered for all purposes, including payment or delivery of royalty, overriding royalty and any other payments out of production, to be the entire production of unitized minerals from the land to which allocated in the same manner as though produced therefrom under the terms of this lease. The owner of the reversionary estate of any term royalty or mineral estate agrees that the accrual of royalties pursuant to this paragraph or of shut-in royalties from a well on the unit shall satisfy any limitation of term requiring production of oil or gas. The formation of any unit hereunder which includes land not covered by this lease shall not have the effect of exchanging or transferring any interest under this lease (including, without limitation, any delay rental and shut-in royalty which may become payable under this lease) between parties owning interests in land covered by this lease and parties owning interests in land not covered by this lease. Neither shall it impair the right of lessee to release as provided in paragraph 5 hereof, except that lessee may not so release as to lands within a unit while there are operations thereon for unitized minerals unless all pooled leases are released as to lands within the unit. At any time while this lease is in force lessee may dissolve any unit established hereunder by filing for record in the public office where this lease is recorded a declaration to that effect, if at that time no operations are being conducted thereon for unitized minerals. Subject to the provisions of this paragraph 4, a unit once established hereunder shall remain in force so long as any lease subject thereto shall remain in force. If this lease now or hereafter covers separate tracts, no pooling or unitization of royalty interests as between any such separate tracts is intended or shall be implied or result merely from the inclusion of such separate tracts within this lease but lessee shall nevertheless have the right to pool or unitize as provided in this paragraph 4 with consequent allocation of production as herein provided. As used in this paragraph 4, the words "separate tract" mean any tract with royalty ownership differing, now or hereafter, either as to parties or amounts, from that as to any other part of the leased premises.

5. If operations are not conducted on said land on or before the first anniversary date hereof, this lease shall terminate as to both parties, unless lessee on or before said date shall, subject to the further provisions hereof, pay or tender to lessor or to lessor's credit in the mail Bank at the above address or its successors, which shall continue as the depository, regardless of changes in ownership of delay rental, royalties, or other moneys, the sum of $ 8000.00 which shall operate as delay rental and cover the privilege of deferring operations for one year from said date. In like manner and upon like payments or tenders, operations may be further deferred for like periods of one year each during the primary term. If at any time that lessee pays or tenders delay rental, royalties, or other moneys, two or more parties are, or claim to be, entitled to receive same, lessee may, in lieu of any other method of payment herein provided, pay or tender such rental, royalties, or other moneys, in the manner herein specified, either jointly to such parties or separately to each in accordance with their respective ownerships thereof, as lessee may elect. Any payment hereunder may be made by check or draft of lessee deposited in the mail or delivered to lessor or to a depository bank on or before the last date for payment. Said delay rental shall be apportionable as to said land on an acreage basis, and a failure to make proper payment or tender of delay rental as to any portion of said land or as to any interest therein shall not affect this lease as to any portion of said land or as to any interest therein as to which proper payment or tender is made. Any payment or tender which is made in an attempt to make proper payment, but which is erroneous in whole or in part as to parties, amounts, or depository shall nevertheless be sufficient to prevent termination of this lease and to extend the time within which operations may be conducted in the same manner as though a proper payment had been made; provided, however, lessee shall correct such error within thirty (30) days after lessee has received written notice thereof from lessor. Lessee may at any time and from time to time execute and deliver to lessor or file for record a release or releases of this lease as to any part or all of said land or of any mineral or horizon thereunder, and thereby be relieved of all obligations as to the released acreage or interest. If this lease is so released as to all minerals and horizons under a portion of said land, the delay rental and other payments computed in accordance therewith shall thereupon be reduced in the proportion that the acreage released bears to the acreage which was covered by this lease immediately prior to such release.

6. If at any time or times during the primary term operations are conducted on said land and if all operations are discontinued, this lease shall thereafter terminate on its anniversary date next following the ninetieth day after such discontinuance unless on or before such anniversary date lessee either (1) conducts operations or (2) commences or resumes the payment or tender of delay rental; provided, however, if such anniversary date is at the end of the primary term, or if there is no further anniversary date of the primary term, this lease shall terminate at the end of such term or on the ninetieth day after discontinuance of all operations, whichever is the later date, unless on such later date either (1) lessee is conducting operations or (2) the shut-in well provisions of paragraph 3 or the provisions of paragraph 11 are applicable. Whenever used in this lease the word "operations" shall mean operations for and any of the following: drilling, testing, completing, reworking, recompleting, deepening, plugging back or repairing of a well in search for or in an endeavor to obtain production of oil, gas, sulphur or other minerals, excavating a mine, production of oil, gas, sulphur or other mineral, whether or not in paying quantities.

VOL0 705 PG870

7. Lessee shall have the use, free from royalty, of water, other than from lessor's water wells, and of oil and gas produced from said land in all operations hereunder. Lessee shall have the right at any time to remove all machinery and fixtures placed on said land, including the right to draw and remove casing. No well shall be drilled nearer than 200 feet to the house or barn now on said land without the consent of the lessor. Lessee shall pay for damages caused by its operations to growing crops and timber on said land.

8. The rights and estate of any party hereto may be assigned from time to time in whole or in part and as to any mineral or horizon. All of the covenants, obligations, and considerations of this lease shall extend to and be binding upon the parties hereto, their heirs, successors, assigns, and successive assigns. No change or division in the ownership of said land, royalties, delay rental, or other moneys, or any part thereof, howsoever effected, shall increase the obligations or diminish the rights of lessee, including, but not limited to, the location and drilling of wells and the measurement of production. Notwithstanding any other actual or constructive knowledge or notice thereof of or to lessee, its successors or assigns, no change or division in the ownership of said land or of the royalties, delay rental, or other moneys, or the right to receive the same, howsoever effected, shall be binding upon the then record owner of this lease until thirty (30) days after there has been furnished to such record owner at his or its principal place of business by lessor or lessor's heirs, successors, or assigns, notice of such change or division, supported by either originals or duly certified copies of the instruments which have been properly filed for record and which evidence such change or division, and of such court records and proceedings, transcripts, or other documents as shall be necessary in the opinion of such record owner to establish the validity of such change or division. If any such change in ownership occurs by reason of the death of the owner, lessee may, nevertheless pay or tender such royalties, delay rental, or other moneys, or part thereof, to the credit of the decedent in a depository bank provided for above. In the event of assignment of this lease as to any part (whether divided or undivided) of said land, the delay rental payable hereunder shall be apportionable as between the several leasehold owners, ratably according to the surface area or undivided interests of each, and default in delay rental payment by one shall not affect the right of other leasehold owners hereunder.

9. In the event lessor considers that lessee has not complied with all its obligations hereunder, both express and implied, lessor shall notify lessee in writing, setting out specifically in what respects lessee has breached this contract. Lessee shall then have sixty (60) days after receipt of said notice within which to meet or commence to meet all or any part of the breaches alleged by lessor. The service of said notice shall be precedent to the bringing of any action by lessor on said lease for any cause, and no such action shall be brought until the lapse of sixty (60) days after service of such notice on lessee. Neither the service of said notice nor the doing of any acts by lessee aimed to meet all or any of the alleged breaches shall be deemed an admission or presumption that lessee has failed to perform all its obligations hereunder. If this lease is cancelled for any cause, it shall nevertheless remain in force and effect as to (1) sufficient acreage around each well as to which there are operations to constitute a drilling or maximum allowable unit under applicable governmental regulations, (but in no event less than forty acres), such acreage to be designated by lessee as nearly as practicable in the form of a square centered at the well, or in such shape as then existing spacing rules require; and (2) any part of said land included in a pooled unit on which there are operations. Lessee shall also have such easements on said land as are necessary to operations on the acreage so retained.

10. Lessor hereby warrants and agrees to defend title to said land against the claims of all persons whomsoever. Lessor's rights and interests hereunder shall be charged primarily with any mortgages, taxes or other liens, or interest and other charges on said land, but lessor agrees that lessee shall have the right at any time to pay or reduce same for lessor, either before or after maturity, and be subrogated to the rights of the holder thereof and to deduct amounts so paid from royalties or other payments payable or which may become payable to lessor and/or assigns under this lease. If this lease covers a less interest in the oil, gas, sulphur, or other minerals in all or any part of said land than the entire and undivided fee simple estate (whether lessor's interest is herein specified or not), or no interest therein, then the royalties, delay rental, and other moneys accruing from any part as to which this lease covers less than such full interest, shall be paid only in the proportion which the interest therein, if any, covered by this lease, bears to the whole and undivided fee simple estate therein. All royalty interest covered by this lease (whether or not owned by lessor) shall be paid out of the royalty herein provided. This lease shall be binding upon each party who executes it without regard to whether it is executed by all those named herein as lessor.

11. If, while this lease is in force, at, or after the expiration of the primary term hereof, it is not being continued in force by reason of the shut-in well provisions of paragraph 3 hereof, and lessee is not conducting operations on said land by reason of (1) any law, order, rule or regulation, (whether or not subsequently determined to be invalid) or (2) any other cause, whether similar or dissimilar, (except financial) beyond the reasonable control of lessee, the primary term and the delay rental provisions hereof shall be extended until the first anniversary date hereof occurring ninety (90) or more days following the removal of such delaying cause, and this lease may be extended thereafter by operations as if such delay had not occurred.

IN WITNESS WHEREOF, this instrument is executed on the date first above written.

Bruce Robertson (signature)	460-78-8124		
LESSOR	SS. OR TAX I.D. NO.	LESSOR	SS. OR TAX I.D. NO.

ACKNOWLEDGEMENT

STATE OF TEXAS
COUNTY OF HARRIS

This instrument was acknowledged before me on the 31st day of JULY, 2001, by Bruce Robertson

MARY JEAN LYNN
Notary Public, State of Texas
My Commission Expires
February 19, 2004

Mary Jean Lynn (signature)
Notary Public, State of TEXAS
Notary's name (printed):
Notary's commission expires: 2-19-2004

Producers 88 (7-69)
With 640 Acres Pooling Provision

©POUND PRINTING COMPANY

VOL0 705 PG871

EXHIBIT "A"

Attached to and made a part of that certain Oil, Gas and Mineral Lease dated June 30, 2001, by and between Bruce Robertson, dealing in his separate property as Lessor and Roger A Soape, Inc., as Lessee covering 320 acres being all of the West Half of Section 88, Block 1 of the J. M. Bennett Survey, A-283, Waller County, Texas.

12. It is understood and agreed that this lease covers only oil and gas and other hydrocarbons, or other minerals, including sulphur, produced in solution with or incidental thereto. The right to any and all other hard minerals such as coal, lignite, iron ore, and gravel is hereby excluded from this lease.

13. Notwithstanding anything to the contrary contained in Paragraph 3 herein, all royalties on oil, gas, gasoline, and/or any other plant product provided to Lessor herein shall be one-fifth (1/5) instead of one-eighth (1/8) as printed in Paragraph 3 herein, and wherever the fraction one-eighth (1/8) appears in this lease in any connection with royalty, the fraction one-fifth (1/5) shall be substituted therefor. Further, all royalties on sulphur, or any other mineral substance produced in association with oil and gas, shall be one-tenth (1/10) except that on sulphur mined and marketed the royalty shall be two dollars ($2.00) per long ton instead of any other fraction or amount, as the case may be, stated in Paragraph 3 herein.

14. At the expiration of the primary term and upon the cessation of any drilling operation that may be taking place across the expiration of the primary term, this lease shall terminate as to all acreage not then allocated to a well then producing or capable of producing oil and gas as the proration or production unit required or prescribed for maximum production allowable under the then effective Special Field Rules of the Railroad Commission of Texas, or other regulatory body having jurisdiction, provided, however, that in the event no such Special Field Rules are applicable, to the leased premises or the production therefrom on said date, then this lease shall terminate and be of no further force and effect as to all the acreage then held hereunder SAVE AND EXCEPT the following:

a. Forty (40) acres around each oil well producing oil from above the depth of seven thousand feet (7,000')

b. One hundred sixty (160) acres around each gas well producing gas from above the depth of four thousand feet (4,000')

c. Three hundred twenty (320) acres around each gas well producing gas from between the depths of four thousand feet (4,000') and nine thousand feet (9,000')

d. Eighty (80) acres around each oil well producing oil from below the depth of seven thousand feet (7,000")

e. Six hundred forty (640) acres around each gas well producing gas from below the depth of nine thousand feet (9000')

15. Without the written consent of Lessor, no gas unit shall be formed hereunder unless at least one-half (1/2) of the surface area thereof shall be comprised of acreage described in this lease for gas units composing 160 acres or 320 acres. Additionally, unless Lessors shall have given prior written consent to the contrary, none of the leased premises shall ever be included within a unit for oil and gas by Lessee, its successors and assigns wherein, as to each and every producing horizon, strata, zone or formation, Lessors, their heirs, successors or assigns, do not share in the production from the date of initial production to the date when production of oil and gas ceases to maintain this lease. It is expressly agreed and provided that this lease cannot be held, maintained, nor extended under and by virtue of the shut-in gas well provision of this lease for a longer term beyond the primary term of two (2) consecutive years immediately thereafter, or

VOL0705 PG872

for shorter terms in various intervals not to exceed in the aggregate two (2) years in all.

16. Lessee shall initiate the payment of any royalties under this lease within ninety (90) days following the commencement of deliveries of oil or gas produced from the leased premises. If not paid within said ninety (90) days, royalties shall be deemed to be delinquent. Unless the failure of Lessee to timely commence royalty payments as provided herein is due to a legitimate title problem, the delay of royalty owners in executing and returning to Lessee appropriate title curative instruments, (but not division orders whose contents alter, amend, or add to this lease agreement), or some other circumstances reasonably beyond the control of Lessee, Lessee shall pay interest on the amount of delinquent royalty at the rate of eighteen percent (18%) per annum, calculated from ninety (90) days following the commencement of deliveries of oil or gas and continuing until the date that the payment of royalties is initiated by Lessee. After royalty payments commence, royalty payments will be paid on a monthly basis, subject to previously described interest penalty for delays of payment. In the event title problems are shown to exist which necessitate curative, royalties payable shall be suspended only to the extent that they are adversely affected by such title problem or dispute. Division orders which alter, add to, or amend any provisions or language in this lease shall not be used as a basis for suspending royalty payments, and any payments suspended for such reason shall accrue interest as provided above.

17. Notwithstanding anything to the contrary, Lessee shall not use any water from stock tanks, surface reservoirs, existing water wells or streams situated on the property covered by this lease. If Lessee should drill any water wells on the leased premises, then after Lessee has completed its use of such water wells, it shall turn such water wells, including all casing connected therewith, over to Lessor (if Lessor so desires) free of any costs or charges.

18. In the event of an assignment of this lease, in whole or in part by lessee, the assignment shall not be effective until Lessor is notified in writing of such assignment together with the name and address of the assignee.

19. It is expressly provided that this lease does not cover or include any rights or privileges of hunting with firearms or dogs on the leased premises, and no right to fish thereon, all such hunting and fishing rights being expressly reserved to Lessor and Lessee agrees to instruct its agents, servants, employees and contractors, not to bring any firearms or hunting equipment on the leased premises, and not to fish thereon.

20. As soon thereafter as is practical following such time, as Lessee's need therefor shall have ceased, Lessee shall fill all pits and other excavations made upon the surface of the leased premises in connection with his operations hereunder. Lessee shall promptly pay a reasonable sum for actual damages to livestock, growing crops, water wells, streams, fences, roads, buildings, improvements, and other personal property on the leased premises. Lessee hereby agrees to erect and maintain a substantial fence, capable of turning livestock, around any equipment placed on the surface of the leased premises in connection therewith.

21. At the end of each drilling operation, the Lessee shall proceed with reasonable diligence to restore the surface of the leased premises to as near its original condition as practicable, and shall pay the Lessor in full for all damages to crops, livestock, land and improvements situated on the leased premises caused by the Lessee's operations.

22. Notwithstanding anything contained herein to the contrary, it is understood and agreed that "Market Value" as used in paragraph 3 herein shall not exceed the amount received by the Lessee for the gas produced and sold at the wellhead or wellheads located on the acreage described herein or on acreage pooled herewith.

VOL0705 PG873

23. Prior to commencing construction of roads and /or flow lines, lessee agrees to consult with Lessor about placement of roads and/or flow lines on the leased premises. Nothing contained in this paragraph shall be construed as to deny Lessee the right to appropriate and reasonable access routes for roads and/or flow lines on the leased premises.

24. If a pooled unit is created in accordance with paragraph 4 herein, which includes the leased premises, Lessee shall furnish Lessor a plat showing the boundary lines of the pooled unit.

25. The foregoing agreements and provisions shall supersede and govern the provisions of the printed text of this lease to the contrary and shall inure to the benefit of, and be binding upon the parties hereto and their respective heirs, representatives, successors and assigns.

26. At the expiration of the primary term of this lease a portion of the land described in this lease are pooled or unitized with other land, lease or leases so as to form a pooled unit or units, then operations for drilling, or reworking operations, in such unit or units, or production of oil and gas from such unit or units, or payment of shut-in gas royalties on a well or wells drilled on such unit or units shall maintain this lease in effect only as to the portion or portions of the land described in this lease which are included in such unit or units.

SIGNED FOR IDENTIFICATION

Bruce Robertson (signature)

Bruce Robertson
Social Security No. 460-78-8124

When Recorded Return To:

ROGER A. SOAPE, INC.
450 Gears Rd. Suite 780
Houston, Texas 77067-4513

Filed for Record	Oct. 23	A.D., 2001 at 1:54 o'clock P. M.
RECORDED	Nov. 12	A.D., 2001 at 11:10 o'clock A. M.

CHERYL PETERS, County Clerk, Waller County, Texas

By Stephanie Thompson Deputy

EXHIBIT B

STATE OF TEXAS §
§
COUNTY OF ________ §

KNOW ALL MEN BY THESE PRESENTS: That LA SAL ENERGY, LLC, a Texas limited liability company ("ASSIGNOR"), whose address is 2802 Ferndale, Houston, Texas 77098, for valuable consideration to it in hand paid by Torchlight Energy Resources, Inc., a Nevada corporation ("ASSIGNEE"), whose address is 2007 Enterprise Ave., League City, TX 77573, and subject to that certain Limited Participation Agreement dated January ___, 2012, does hereby BARGAIN, SELL, ASSIGN, and CONVEY to ASSIGNEE, further subject to the Exceptions and Reservations hereafter made, a Thirty-Four Percent (34%) interest in Assignor's One Hundred Percent (100%) Working Interest and Seventy-Five Percent (75%) Net Revenue Interest in and to the John Coulter #1-R drilled to 11,406 TD that exists on 880 acres more or less in Waller County.

TO HAVE AND TO HOLD unto this said Torchlight Energy Resources, Inc., its successors and assigns forever in accordance with the terms of the above described oil and gas leases and for the same consideration, ASSIGNOR does hereby agree to WARRANT and DEFEND the interest herein assigned against the lawful claims and demands of all persons whomsoever, claiming or to claim the same or any part thereof by, though or under it.

Effective Date: _______________, 2012

ASSIGNOR:

La Sal Energy, LLC

By: ________________________________
Paul Hendershott, Manager

10

120109.Coulter Limited Participation Agreement

STATE OF TEXAS §
§
COUNTY OF ________ §

The foregoing instrument was acknowledged before me this ___ day of __________, 2012, by Paul Hendershott, a resident of Texas, known to me to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he executed the same for the purpose and consideration therein expressed.

____
Notary Public in and for the State of Texas

ASSIGNEE:

Torchlight Energy Resources, Inc.

By: ____________________________
Tom Lapinski, ____________

STATE OF TEXAS §
§
COUNTY OF ________ §

The foregoing instrument was acknowledged before me this ___ day of __________ 2012 by Tom Lapinski, a resident of ________, known to me to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he executed the same for the purpose and consideration therein expressed.

____
Notary Public in and for the State of Texas

11

120109.Coulter Limited Participation Agreement